IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD HOSTS GROUND-BREAKING CEREMONY SYMBOLIZING THE START OF CONSTRUCTION OF THE CÔTÉ GOLD PROJECT

Toronto, Ontario, September 11, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company"), together with joint venture ("JV") partner Sumitomo Metal Mining Co., Ltd. ("SMM"), is pleased to announce the official ground-breaking for the Côté Gold Project ("Côté", or the "Project") took place on Friday, September 11, 2020.

President and CEO Gordon Stothart announced, "This ground-breaking symbolizes the construction start of the Côté Gold Project, a project which will be a model for modern Canadian mining. Côté is transformational for our local community and First Nations stakeholders, project partners, employees and IAMGOLD, bringing economic benefits to the region while utilizing sophisticated technology and ensuring the health and safety of all. We are grateful for the support of the federal, provincial and local governments, and delighted to host this ceremony alongside the Prime Minister of Canada, Premier of Ontario, MP Marc Serré, MPP Michael Mantha, Chief Chad Boissoneau from Mattagami First Nation and Chief Murray Ray from Flying Post First Nation, Minister John Yakabuski and Minister Greg Rickford."

Prime Minister Justin Trudeau commented, "Creating more than a thousand jobs during construction and 450 full-time positions once it's completed, today's ground-breaking of the Côte Gold mine is good news for the Flying Post First Nation and the Mattagami First Nation, for Northern Ontarians, and for the Canadian economy. As the world continues to manage the impacts of COVID-19 and as we safely restart our economy, projects like this one will be vital to helping get Canadians back to work, and will continue to signal to international investors that Canada is a good place to do business. Working together, we will build a resilient, healthier, cleaner, and more competitive economy, that creates good middle class jobs and gives everyone a fair chance to succeed."

"The opening of this mine is a prime example of how the Ontario government can help businesses grow and create jobs by cutting red tape and removing regulatory roadblocks, without cost to taxpayers," said Ontario Premier Doug Ford. "I want to thank IAMGOLD for making this significant investment in Northern Ontario, which will create good-paying jobs for the local community and support the long-term prosperity of both the region and Ontario as a whole."

Côté, located in northern Ontario approximately 20 km southwest of Gogama, 130 km southwest of Timmins, and 200 km northwest of Sudbury, is a 70/30 JV with partner SMM. The Project demonstrates potential to produce 460,000 ounces of gold annually at low all-in sustaining costs of approximately $700 per ounce in the first six years of production with an 18-year mine life. Côté is anticipated to generate over 1,000 jobs during construction, 450 jobs during operations, C$5 billion in wages and more than C$10 billion in GDP over its lifespan.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or

obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.